Contact

www.linkedin.com/in/john-leath-
a843666 (LinkedIn)

Top Skills

New Business Development
Product Development
Offset Printing

John Leath

Owner, Acucote Inc
Graham, North Carolina, United States

Experience

Acucote Inc
C.E.O. / Owner
1987 - Present (38 years)

_____

Education

North Carolina State University
 · (1969 - 1974)